UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated Febuary 06, 2013

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 — 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒	Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐	No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐	No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

CNPJ/MF n.º 60.643.228/0001-21

NIRE 35.300.022.807

(a publicly held company)

MINUTES OF THE FISCAL COUNCIL MEETING

HELD ON JANUARY 28, 2013

Date, Time and Place: Held on January 28, 2013, at 02:00 PM, at the Company’s headquarters at Alameda Santos, no. 1.357, 6th floor, in the City of São Paulo, State of São Paulo.

Call notice: Call notice dismissed due to the attendance of the totality of the members of the Fiscal Council.

Attendance: All the members of the Fiscal Council of the Company: Messrs. José Écio Pereira da Costa Junior (Chairman of the Fiscal Council), Eliane Aleixo Lustosa de Andrade, Maria Paula Soares Aranha.

Board: Mr. José Écio Pereira da Costa Junior — Chairman.

Mr. Adjarbas Guerra Neto — Secretary.

Agenda: (i) To examine the capital expenditure for 2013; (ii) to examine the financial statements of the Company and the respective explanatory notes; (iii) to examine the realization of deferred income tax and social contribution.

Resolutions: After discussion and analysis of the matters included on the Agenda, the following resolutions were passed without reservations and/or qualifications, by the unanimous vote of the members of the Fiscal Council in order to:

(i)      Approve the proposed capital expenditureof the Company for 2013;

(ii)     Manifest its favorable opinion to forwarding of the Financial Statements, the respective explanatory notes and the other statements related to the fiscal year ended on December 31, 2012, after considering the clarifications presented by the independent auditors’ of PricewaterhouseCoopers.

(iii)    Approve the perspective of the realization of deferred income tax and social contribution, assets and liabilities, based on premises adopted by the Company’s Management, as well the income projections.

Closing: There being nothing else to address, the meeting was closed, these minutes were drawn up, which read and found to be accurate, were approved and signed by all the attendees. Attendance: José Écio Pereira da Costa Junior (Chairman of the Fiscal Council); Eliane Aleixo Lustosa de Andrade, Maria Paula Soares Aranha, and Adjarbas Guerra Neto - Secretary.

São Paulo, January 28th, 2013.

We hereby certify that this is a true copy of the minutes of the Extraordinary Meeting of the Fiscal council held on January 28th, 2013 recorded in the proper book.

Board:

José Écio Pereira da Costa Junior Chairman	Adjarbas Guerra Neto Secretary

FIBRIA CELULOSE S.A.

(a publicly held company)

CNPJ/MF n.º 60.643.228/0001-21

NIRE 35.300.022.807

Opinion of the Fiscal Council

The Fiscal Council of FIBRIA CELULOSE S.A. (“Fibria” or “Company”), in the use of the attributions conferred to it under Article 163 of the Brazilian Corporate Law (Law n. 6,404/76), according to the meeting held on January 28, 2013 in the Company’s headquarter, examined the Financial Statements: Individual (controlling company) and consolidated (Fibria and its subsidiaries) and the respective explanatory notes, the Management Annual Report and other financial statements prepared by the Company for the fiscal year ended December 31, 2012, as well as the proposals contained therein, including the capital expenditure proposal for the fiscal year of 2013. Based on the analysis carried out and considering the opinion of the independent auditors, PricewaterhouseCoopers, dated January 30, 2013, presented without reservations, as well as the information and clarifications provided by representatives of the Company during the year, the members of the Fiscal Council unanimously concluded, in accordance with the provisions of Article 163 of Law 6.40476, to opine favorably on the submission of such documents and proposals for approval of the Ordinary General Meeting of 2013.

São Paulo, January 30, 2013.

José Écio Pereira da Costa Junior	Eliane Aleixo Lustosa de Andrade
Chairman

Maria Paula Soares Aranha

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: Febuary 06, 2013

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO